December 19, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	William H. Thompson Ta Tanisha Meadows Donna Di Silvio
	Re:	Domino’s Pizza, Inc. Form 10-K for the Fiscal Year Ended January 3, 2016 Filed February 25, 2016 File No. 001-32242

Ladies and Gentlemen:

Domino’s Pizza, Inc. (the “Company”) respectfully submits this letter in response to the comments contained in the letter to the Company dated December 14, 2016 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Annual Report on Form 10-K filed with the Commission on February 25, 2016. For the convenience of the Staff, we have reproduced the comments in bold, followed by the Company’s responses. References to page numbers are to the page numbers in the corresponding filing.

Form 10-K for the Fiscal Year Ended January 3, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Fiscal 2015 Highlights, page 24

1. Please describe the significant terms and provisions of the “Piece of the Pie” rewards program and the amounts recorded for 2015. Please tell us how you account for the program, and if material, your consideration of disclosing your accounting policy in the footnotes to your financial statements.

Securities and Exchange Commission	December 19, 2016

Response to Comment 1:

The Company supplementally advises the Staff that the Company introduced its Piece of the Pie loyalty program in 2015. As part of the Piece of the Pie loyalty program, Domino’s Pizza customers in the United States may earn loyalty points for various reasons, primarily for making on-line purchases. For example, each time a participating customer places and pays for an on-line order with a ticket price of ten dollars ($10) or more, the customer will earn ten loyalty points. When that customer earns 60 points, he or she may redeem the points for a medium hand tossed or thin crust two-topping pizza. Each store in the United States (both franchised and Company-owned) is responsible for fulfilling the orders placed through a redemption of loyalty points at that store, regardless of whether the loyalty points were earned at that store or another store.

Domino’s Pizza stores in the United States are primarily franchise-owned. As of January 3, 2016, there were 4,816 domestic franchise store locations and 384 domestic Company-owned store locations. Domino’s Pizza franchisees are independent business owners and their retail sales are not our revenues. Accordingly, loyalty retail sales at domestic franchise stores are franchisees’ revenues and fulfillment of loyalty orders are franchisees’ costs. The Company’s consolidated financial results only include accounting for loyalty retail sales at its domestic Company-owned store locations.

Based on the guidance within ASC 605, Revenue Recognition, the Company records revenue for the portion of domestic Company-owned store retail sales that relates to products purchased by the customer, and records deferred revenue for the portion of the domestic Company-owned store retail sales that relates to loyalty points earned. As loyalty points are redeemed, the Company recognizes the deferred revenue and the related expense to fulfill the order in its consolidated statement of income.

In fiscal 2015, the Company deferred approximately $1.3 million of its domestic Company-owned store revenues related to its Piece of the Pie loyalty program and recognized approximately $0.3 million in domestic Company-owned store revenues upon customers’ redemption of loyalty points, resulting in a net deferred revenue liability of approximately $1.0 million on the Company’s consolidated balance sheet as of January 3, 2016. This amount represented approximately 0.2% of domestic Company-owned store revenues and less than 0.1% of the Company’s consolidated revenues for fiscal 2015. Additionally, this net deferred revenue liability amount represented less than 0.3% of current liabilities and less than 0.1% of total liabilities as of January 3, 2016.

Based on the foregoing, the Company determined that the amounts related to its Piece of the Pie loyalty program were not material to its fiscal 2015 consolidated financial statements and did not disclose the accounting policy for the Piece of the Pie loyalty program in the footnotes to its consolidated financial statements. The Company will continue to monitor the amounts associated with its Piece of the Pie loyalty program to assess whether financial statement disclosure is warranted in future filings.

Securities and Exchange Commission	December 19, 2016

2. We note your “Piece of the Pie” rewards program will now include an opportunity for eligible members to be entered into drawings with a chance to receive ten shares of your stock with no purchase necessary. Please tell us how you plan to account for this part of your program and the fees to be paid to Fidelity. Also please show us your proposed disclosure for the footnotes to your financial statements. Further, please separately address your accounting and proposed disclosure as it relates to #PieceofthePieContest.

Response to Comment 2:

The Company supplementally advises the Staff that its Piece of the Pie Contest, which was introduced in December 2016, includes an award of ten shares of Company common stock to each of the 25 contest winners per month for a 12-month period, which will result in a maximum of 3,000 shares to be awarded to contest winners. The Company estimates that the expense associated with this portion of the contest will be approximately $500,000 (based on current share prices for the Company’s common stock).

In order to account for this part of the Piece of the Pie Contest, a consolidated subsidiary of the Company will record an expense (approximately $500,000) for the cost of such shares and will either provide Fidelity with the funds necessary to purchase the required number of shares of the Company’s common stock on the open market or will provide Fidelity with the necessary number of newly-issued shares. However, it is not expected that the Company will issue new shares of its common stock as part of this program. Fidelity will then deposit the shares in the applicable contest winner’s brokerage account at Fidelity. The Company has not paid and does not expect to pay fees to Fidelity to administer this program. Based on the foregoing, the Company has determined that the amounts related to this portion of the contest will not be material to its consolidated financial statements and, therefore, does not intend to include footnote disclosures related to this portion of the contest in its consolidated financial statements.

Separately, the #PieceofthePieContest includes awarding each of 50 contest winners with $10,000 in cash. The expense associated with this portion of the contest is expected to be $500,000. In order to account for this portion of the contest, a consolidated subsidiary will record the $500,000 expense and the Company will provide each contest winner with a check for $10,000. Based on the foregoing, the Company has also determined that the amounts related to this portion of the contest will not be material to its consolidated financial statements and, therefore, does not intend to include footnote disclosures related to this portion of the contest in its consolidated financial statements.

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Securities and Exchange Commission	December 19, 2016

I hope that the foregoing has been responsive to your comments. If you should have any questions about this letter or require any further information, please call me at (734) 930-3205 or (586) 246-8598.

Sincerely,

/s/ Jeffrey D. Lawrence

Jeffrey D. Lawrence

Chief Financial Officer

cc:	Adam J. Gacek, Vice President, Associate General Counsel and Corporate Secretary Craig E. Marcus, Ropes & Gray LLP

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